FOR IMMEDIATE RELEASE

Contact:	Leslie T. Chao, President Michael J. Clarke, CFO (973) 228-6111

CHELSEA PROPERTY GROUP REPORTS 19% INCREASE
IN FOURTH QUARTER FUNDS FROM OPERATIONS

Real Estate FFO Up 27% for the Year; Chelsea Interactive Written Down

ROSELAND, New Jersey (March 3, 2003) – Chelsea Property Group, Inc. (NYSE: CPG) today announced operating results for its fourth quarter and fiscal year ended December 31, 2002, including the full write-down of the $34.4 million net book value of its investment in Chelsea Interactive, Inc., its e-commerce technology affiliate.

Fourth quarter funds from operations (FFO) before minority interest rose 19% to $40.8 million from $34.4 million in the fourth quarter of 2001. Adjusted for a 2-for-1 stock split in May 2002, diluted FFO per share rose 10% to $0.85 from $0.77, respectively. FFO attributable to real estate operations during the quarter rose 21% to $43.9 million from $36.3 million, or 12% on a per share basis, to $0.91 from $0.81. Including the $34.4 million non-recurring charge for Chelsea Interactive, the net loss to common shareholders was $7.8 million, or $0.20 per share, compared to net income available to common shareholders of $17.8 million, or $0.47 per diluted share, in the 2001 fourth quarter. The charge did not affect FFO.

For the full year, FFO rose 21% to $131.8 million from $108.9 million in 2001, and diluted FFO per share rose 8% to $2.85 from $2.65, respectively. FFO attributable to real estate operations rose 27% to $145.2 million from $114.2 million, or 13% on a per share basis, to $3.14 from $2.78. Including the Chelsea Interactive write-down, full-year net income available to common shareholders declined 12% to $41.7 million from $47.6 million, and diluted earnings per share declined 23% to $1.05 from $1.37.

Fourth quarter rental revenues from wholly-owned assets rose 35% to $64.0 million from $47.5 million in 2001, and total revenues from wholly-owned assets rose 35% to $90.0 million from $66.7 million, respectively. Fourth quarter income from unconsolidated entities declined to $1.0 million from $4.5 million, primarily as a result of the Company’s buyouts and consolidations of partnership interests in five joint venture projects during the first three quarters of 2002, partially offset by higher income from Chelsea Japan. The fourth quarter operating loss from Chelsea Interactive rose to $3.1 million from $1.9 million, while earnings before interest, depreciation and amortization (EBITDA) rose 25% to $61.7 million from $49.2 million.

For the full year, rental revenues from wholly-owned assets rose 42% to $205.7 million from $145.3 million in 2001; total revenues from wholly-owned assets rose 37% to $283.2 million from $206.9 million; income from unconsolidated entities declined to $9.8 million from $15.0 million; the operating loss attributable to Chelsea Interactive was $13.4 million; and EBITDA rose 25% to $202.3 million from $162.0 million.

Fourth quarter and full-year comparisons were positively impacted by internal rent growth; higher percentage rents; a full-year contribution from properties acquired from Konover Property Trust in September 2001; the expansions of five properties in the United States and Japan during 2001 and 2002; the purchase in April 2002 of Simon Property Group’s 50% interest in Orlando Premium Outlets; and the purchase in August 2002 of Fortress Investment Group’s 51% interest in four properties (Gilroy, California; Michigan City, Indiana; Waterloo, New York; and Kittery, Maine). During the year, Chelsea re-tenanted or renewed approximately one million square feet of space at an average base rent of $24.23 per square foot, 13% higher than the average expiring rent of $21.46 per square foot.

During the fourth quarter, Chelsea completed the acquisitions of two mid-western properties (Albertville, Minnesota; and Johnson Creek, Wisconsin) for $89.5 million, and four other outlet centers (Jackson, New Jersey; Osage Beach, Missouri; St. Augustine, Florida; and Branson, Missouri) for $193 million. Including joint venture projects, the Company’s portfolio grew 14% during 2002, ending the year at 14.4 million square feet of gross leasable area (GLA). The Premium Outlet® portfolio (including Japan), comprising 8.4 million square feet of GLA, was 99% leased at December 31, 2002 compared to 98% a year earlier.

Same-space sales (weighted average sales per square foot reported in space open for the full duration of both comparison periods) in the domestic Premium Outlet portfolio were up 3% for the quarter and 2% for the full year. Weighted average domestic Premium Outlet sales were $383 per square foot in 2002, up 1% from $379 per square foot.

At year-end, Chelsea had a record 1.2 million square feet of construction underway, including Las Vegas Premium Outlets, a 435,000 square-foot single-phase center near downtown Las Vegas, Nevada (scheduled to open summer 2003); Chicago Premium Outlets, a 438,000 square-foot single-phase center located on Interstate 88 west of Chicago (spring 2004); the 180,000 square-foot first phase of Sano Premium Outlets, located north of Tokyo, Japan (March 14, 2003); and the 170,000 square-foot second phase of Gotemba Premium Outlets, located west of Tokyo (summer 2003). The Las Vegas and Chicago centers are 50/50 joint ventures with Simon Property Group (NYSE: SPG), and Chelsea has a 40% interest in the Sano and Gotemba centers through its investment in Chelsea Japan Co., Ltd., a Tokyo-based joint venture with Mitsubishi Estate Co., Ltd. and Nissho Iwai Corp.

During the last twelve months, Chelsea completed $500 million of long-term capital transactions to support its growth, including $250 million of 10-year notes (June and December 2002); $120 million of new common stock (November 2002); operating partnership units in CPG Partners, L.P. valued at $45 million (November 2002); and the assumption of $85 million of long-term mortgages (August 2002). At year-end 2002, the Company had approximately $102 million available under its $200 million bank credit facility.

David Bloom, Chairman and Chief Executive Officer, said, “2002 was another solid year for Chelsea. In spite of challenging economic, retail and tourism conditions worldwide, we again delivered strong financial performance while positioning ourselves for further growth. We had a record year in terms of acquisition activity – closing transactions valued at $530 million – and are now clearly the dominant outlet company by every key measure including portfolio size, market capitalization and asset quality. Furthermore, despite our growth, our balance sheet is still one of the strongest among REITs and we remain prepared to capitalize on further acquisition opportunities as they arise.

“Our development program is also proceeding on a large scale, with construction well underway on Chelsea’s next generation of Premium Outlet centers. These new projects – located in strong markets in the United States and Japan – are being developed and leased to our usual high standards, and we look forward to their contributing significant growth beginning this year,” he added.

Commenting on Chelsea Interactive, Mr. Bloom said, “While online sales have been improving and new brands have been added to its platform, we believe that it is unlikely that Chelsea Interactive will be able to achieve sufficient cash flow to reach breakeven and self-fund new brands before we reach our stated $60 million funding limit. Therefore we are reserving the balance of our commitment – approximately $7 million – to cover operating needs over the next 12-24 months as well as potential wind-down costs. At the same time, we continue to be in active discussions with prospective technology and/or financial partners who may provide additional financing to and/or acquire Chelsea Interactive. At present, we are optimistic that these discussions will lead to a long-term continuation of Chelsea Interactive’s operations. However, there can be no assurance of success, and consequently, we felt that the prudent step would be to write down our existing investment.”

The Company’s most recent guidance for 2003 FFO was $3.08 per share. The Company is increasing its guidance to approximately $3.40 per share, with the increase attributed roughly evenly to lower expected losses from Chelsea Interactive as a result of the fourth-quarter write-down and higher expected results from real estate operations. The increase assumes, among other things, that the Company’s core portfolio and new development projects perform as expected, and that there are no unanticipated changes in world economic and market conditions that may affect the Company’s business.

The Company’s quarterly conference call with investors and analysts will be held on Tuesday, March 4, 2003, at 2:00 p.m. eastern time. The call may be accessed by dialing 800-299-8538 (U.S. callers) or 617-786-2902 (international callers) and referencing reservation No. 16424621. A replay of the call will be available through March 11, 2003 by dialing 888-286-8010 (U.S. callers) or 617-801-6888 (international callers) and referencing reservation No. 5326874.

Chelsea Property Group, Inc. is a fully integrated, self-administered and self-managed real estate investment trust (REIT) that wholly or partially owns 58 Premium Outlet and other shopping centers – containing 14.4 million square feet of GLA – in 30 states and Japan. The Company’s leading properties include Woodbury Common Premium Outlets, near New York City; Orlando Premium Outlets, in Orlando, Florida; Desert Hills Premium Outlets, near Palm Springs, California; Wrentham Village Premium Outlets, near Boston; and Gotemba Premium Outlets, near Tokyo, Japan. Please see www.cpgi.com for more information.

Statements in this news release that are not strictly historical are “forward-looking” statements under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although Chelsea Property Group believes the expectations reflected in such statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Forward-looking statements involve known and unknown risks that may cause actual results to differ materially from expected results. Risk factors include, without limitation, the receipt of regulatory entitlements for and completion of development projects, in the United States or abroad; construction risks; the availability and cost of capital and foreign currency; credit risk; the Company’s ability to lease its properties; retail, real estate and economic conditions; risks inherent to being a partner in joint ventures; commercial and technological risks related to the Company’s investment in e-commerce enabling technology; competition; and other risks detailed from time to time in Chelsea Property Group’s reports to the Securities and Exchange Commission. The Company accepts no responsibility for updating forward-looking statements.

CHELSEA PROPERTY GROUP, INC.
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STATEMENT OF OPERATIONS - Unaudited                               Three Months Ended                 Year Ended
(In thousands, except per share data)                               December 31,                    December 31,

                                                                 2002            2001            2002            2001
                                                          --------------  --------------  --------------  --------------
Revenues:
Base rent (a)                                                 $52,896         $39,299        $181,672        $127,229
Percentage rent                                                11,065           8,198          24,017          18,049
Expense reimbursements                                         22,508          16,557          65,773          50,559
Other income                                                    3,545           2,615          11,752          11,018
                                                          --------------  --------------  --------------  --------------
Total revenues                                                 90,014          66,669         283,214         206,855
Expenses:
Operating and maintenance                                      26,163          20,286          79,942          57,791
Depreciation and amortization                                  16,046          13,075          58,275          48,554
General and administrative                                      2,079           1,565           7,075           4,618
Other                                                           1,111           1,099           4,332           2,812
Total expenses                                                 45,399          36,025         149,624         113,775
                                                           -------------  --------------  --------------  -------------
Income before unconsolidated investments,
    interest expense and minority interest                     44,615          30,644         133,590          93,080
Income from unconsolidated investments                          1,018           4,516           9,802          15,025
Loss from and impairment of Chelsea Interactive               (37,490)         (1,890)        (47,756)         (5,337)
Gain on sale of unconsolidated investments, net of
   writedown in 2001                                                -             617          10,911             617
Interest expense                                              (15,002)        (10,539)        (48,693)        (36,865)
                                                          --------------  --------------  --------------  --------------
(Loss) income before minority interest                         (6,859)         23,348          57,854          66,520
Less minority interest                                           (111)         (4,493)        (12,718)        (14,706)
                                                          --------------  --------------  --------------  --------------
Net (loss) income                                              (6,970)         18,855          45,136          51,814
Preferred dividends                                              (834)         (1,047)         (3,422)         (4,188)
                                                          --------------  --------------  --------------  --------------
Net (loss) income - common shareholders                       ($7,804)        $17,808         $41,714         $47,626
Net (loss) income per common share
   (diluted, except for                                        ($0.20)          $0.47           $1.05           $1.37
   quarter ended December 31, 2002) (b)
Funds from operations (FFO) (c)                               $40,782         $34,364        $131,771        $108,862
  FFO per common share - Real estate                            $0.91           $0.81           $3.14           $2.78
  Internet loss per common share                                (0.06)          (0.04)          (0.29)          (0.13)
                                                          --------------  --------------  --------------  --------------
FFO per common share (diluted)                                  $0.85           $0.77           $2.85           $2.65
Dividends per common share                                      $0.485          $0.39           $1.86           $1.56

(a)	Base rent includes straight-line rent of $1,431 and $580 in the fourth quarters of 2002 and 2001, respectively, and $3,872 and $1,761 for the years ended December 31, 2002 and 2001, respectively.
(b)	Basic (loss) earnings per share were ($0.20) and $0.48 in the fourth quarters of 2002 and 2001, respectively, and $1.09 and $1.41 for the years ended December 31, 2002 and 2001, respectively.
(c)	FFO per common share is defined as income before minority interest, gain or loss on sale or writedown of assets and depreciation and amortization, reduced by amortization of deferred financing costs, depreciation of non-real estate assets, and preferred dividends.

CHELSEA PROPERTY GROUP, INC.
CALCULATION OF FFO - Unaudited                               Three Months Ended                            Year Ended
(Amounts in thousands)                                          December 31,                              December 31,
                                                              2002           2001                    2002               2001
                                                       ------------   -----------------       ----------------   ---------------
Net (loss) income - common shareholders                    ($7,804)       $17,808                 $41,714            $47,626
 Add:
Depreciation and amortization - wholly-owned                16,046         13,075                  58,275             48,554
Depreciation and amortization - joint ventures                 493          1,264                   4,166              5,964
Amortization of deferred financing costs and
   depreciation of non-real estate assets                     (660)          (481)                 (2,401)            (1,807)
Net gain on sale or writedown of assets                       (312)          (333)                (11,223)              (333)
Impairment loss - Chelsea Interactive                       34,370              -                  34,370                  -
Preferred unit distributions                                (1,462)        (1,462)                 (5,848)            (5,848)
Minority interest                                              111          4,493                  12,718             14,706
                                                      -------------  ------------------      -----------------  ----------------
  FFO                                                      $40,782        $34,364                $131,771           $108,862
Ownership interests:
REIT common shares                                          41,282         38,148                  39,798             34,710
Partnership units held by minority interest                  6,847          6,304                   6,426              6,358
                                                       ------------   -----------------       ----------------   ---------------
Weighted average shares/units outstanding                   48,129         44,452                  46,224             41,068

SELECTED BALANCE SHEET DATA - Unaudited                               December 31,                          December 31,
(In thousands, except center data)                                           2002                                 2001
                                                                   --------------------              ---------------------------

Real estate assets, before depreciation                                     $1,837,174                        $1,127,906
Cash and cash equivalents                                                       22,551                            24,604
Total assets                                                                 1,703,030                         1,099,308
Total liabilities                                                            1,107,756                           624,246
Minority interest                                                              139,443                           115,639
Stockholders' equity                                                           455,831                           359,423
Shares and units outstanding at period-end                                      49,047                            43,840

 DEBT DATA:
Unsecured bank debt                                                            103,035                             5,035
Mortgage debt                                                                  306,455                           170,209
Unsecured notes due 2005 - 2013                                                621,330                           373,294
Interest coverage ratio - trailing 12 months                                     4.1x                              4.3x

OPERATING DATA:  (sq ft in thousands)
Gross leasable area at period end                                               14,386                            12,574
Gross leasable area at period end - Premium Outlets                              8,395                             8,273
Weighted average GLA during period                                              12,758                             9,349
Weighted average GLA during period - Premium Outlets                             8,352                             8,195
Lease-up at period-end - Domestic Premium Outlets                                   99%                               98%
Number of centers (including two international)                                     58                                57
Number of states and foreign countries                                              31                                29